PGIM Investments LLC

655 Broad Street

Newark, New Jersey 07102

November 1, 2024

The Board of Directors
Prudential World Fund, Inc.
655 Broad Street
Newark, New Jersey 07102

Re: PGIM Jennison International Opportunities Fund (the Fund)

To the Board of Directors:

PGIM Investments LLC (“PGIM Investments”) has contractually agreed, through February 28, 2026, to reimburse and/or waive fees so that the Fund’s net annual operating expenses of each share class does not exceed 0.84% of the Fund’s average daily net assets (exclusive of distribution and service (12b-1) fees, shareholder service fee, and transfer agency expenses (including sub-transfer agency and networking fees)), and to limit transfer agency, shareholder servicing, sub-transfer agency, and blue sky fees, as applicable, to the extent that such fees cause the net annual operating expenses to exceed 1.34% of average daily net assets for Class R2 shares or 1.09% of average daily net assets for Class R4 shares. Additionally, PGIM Investments has contractually agreed, through February 28, 2026, to limit Total Annual Fund Operating Expenses after fee waivers and/or expense reimbursements to 1.09% of average daily net assets for Class A shares. PGIM Investments has also contractually agreed to waive and/or reimburse up to 0.06% of certain other expenses on an annualized basis, through February 28, 2026, to the extent that the Fund’s total net annual operating expenses exceed 1.90% of average daily net assets for Class C shares, 1.48% of average daily net assets for Class R shares, 0.90% of average daily net assets for Class Z shares, and 0.84% of average daily net assets for Class R6 shares. The contractual waivers and expense limitation above exclude interest, brokerage, taxes (such as income and foreign withholding taxes, stamp duty and deferred tax expenses), acquired fund fees and expenses, extraordinary expenses, and certain other Fund expenses such as dividend and interest expense and broker charges on short sales. Where applicable, PGIM Investments agrees to waive management fees or shared operating expenses on any share class to the same extent that it waives such expenses on any other share class. In addition, Total Annual Fund Operating Expenses for Class R6 shares will not exceed Total Annual Fund Operating Expenses for Class Z shares. Fees and/or expenses waived and/or reimbursed by PGIM Investments for the purpose of preventing the expenses from exceeding a certain expense ratio limit may be recouped by PGIM Investments within the same fiscal year during which such waiver and/or reimbursement is made if such recoupment can be realized without exceeding the expense limit in effect at the time of the waiver/reimbursement and/or recoupment for that fiscal year, as applicable. The waivers and expense limitation may not be terminated prior to February 28, 2026 without the prior approval of the Fund’s Board of Directors

Very truly yours,

PGIM INVESTMENTS LLC
By:	s/Scott E. Benjamin
Name:	Scott E. Benjamin
Title:	Executive Vice President